September 30, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:                                         Sonia Bednarowski

Dietrich King

Keira Nakada

Kevin Vaughn

Re:                   Acceleration Request for Aprea Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-233662)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aprea Therapeutics, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-233662 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time or as soon thereafter as practicable, on October 2, 2019, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

[Signature Page Immediately Follows]

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651.

Very truly yours,

/s/ Christian S. Schade
Christian S. Schade
Chief Executive Officer

cc:	Scott M. Coiante, Aprea Therapeutics, Inc.
Geoffrey W. Levin, Sidley Austin LLP
Samir A. Gandhi, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP